[Letterhead of Deloitte & Touche LLP]




Consent of Independent Accountants


We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form F-1 of our report dated November 30, 1998, relating to the divisional financial statements of Ledeor Industries Limited - Telecommunications Division as at and for the periods ended May 31, 1998, August 31, 1997 and August 31, 1996 and the divisional statements of operations and retained earnings and cash flows for the year ended March 31, 1996, which appears in such Prospectus.


We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Deloitte & Touche LLP has not prepared or certified such "Selected Financial Data".



/s/  DELOITTE & TOUCHE LLP


Edmonton, Canada
January 26, 2000